                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                             (AMENDMENT NO.___) (1)

                                SGI International
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  784185209000
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                NOVEMBER 3, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/x/      Rule 13d-1(c)

/ /      Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages


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
  CUSIP NO.  784185209000                                 13G                           Page 2 of 6 Pages
==========================================================================================================

1                NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          GCA STRATEGIC INVESTMENT FUND LIMITED

----------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ ]

                                                               (b) [X]
----------------------------------------------------------------------------------------------------------
3                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4                CITIZENSHIP OR PLACE OF ORGANIZATION

                          BERMUDA

----------------------------------------------------------------------------------------------------------
                 5               SOLE VOTING POWER
                     1,111,956
                 -----------------------------------------------------------------------------------------

  NUMBER OF      6               SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY       -----------------------------------------------------------------------------------------
    EACH
  REPORTING      7               SOLE DISPOSITIVE POWER
   PERSON            1,111,956
    WITH         -----------------------------------------------------------------------------------------
                 8               SHARED DISPOSITIVE POWER
                          0
----------------------------------------------------------------------------------------------------------

9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,111,956
----------------------------------------------------------------------------------------------------------
10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------------------
11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.3
----------------------------------------------------------------------------------------------------------
12               TYPE OF REPORTING PERSON*
      CO
----------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 6 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G


Item 1.

                  (a)      NAME OF ISSUER:

                           SGI International

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1200 Prospect Street
                           Suite 325
                           La Jolla, CA  92037

Item 2.

                  (a)      NAME OF PERSON FILING:

                           GCA Strategic Investment Fund Limited

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           Mechanics Building
                           12 Church Street
                           Hamilton HM11, Bermuda

                  (c)      CITIZENSHIP:

                           Bermuda

                  (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock

                  (e)      CUSIP NUMBER:

                           784185209000


Item     3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER PERSON FILING IS A:

                  (a) / /   Broker or dealer registered under section 15 of the
                            Act.
                  (b) / /   Bank as defined in Section 3(a)(6) of the Act.
                  (c) / /   Insurance company as defined in section 3(a)(19) of
                            the Act.
                  (d) / /   Investment company registered under section 8 of the
                            Investment Company Act.
                  (e) / /   An investment adviser in accordance with Rule
                            13d-(b)(1)(ii)(E).
                  (f) / /   An employee benefit plan or endowment fund in
                            accordance with 13d-1(b)(1)(ii)(F).
                  (g) / /   Parent holding company or control person, in
                            accordance with 13d-1(b)(ii)(G).

                                Page 3 of 6 Pages


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                  (h) / /    Savings association as defined in Section
                             3(b) of the Federal Deposit Insurance Act.
                  (i) / /    Church plan that is excluded from the
                             definition of an investment company under
                             Section 3(c)(14) of the Investment Company
                             Act.
                  (j) / /    Group, in accordance with 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box, [X]

Item 4.  OWNERSHIP:

                  (a)      Amount beneficially owned                                        1,111,956  shares

                  (b)      Percent of class


                  (c) PERCENT OF CLASS: 5.3%. This percentage is based on total outstanding shares of 19,915,973 as of November
                           12, 1998, as reported in the Company's Form 10-Q for the quarter ended September 30, 1998. This percentage is based on an assumed conversion price of $.46 per share. On November 3, 1998, GCA purchased, in a private transaction, shares of the Company's 6%
                           Convertible Preferred Stock Series 98-C, convertible into shares of the Company's common stock, and Warrants for the purchase of 25,000 shares of such common stock. The Preferred Stock may be converted into common stock at any time at a price equal to the lower of the last reported bid price of the common stock or 75%percent of the average of the five lowest closing bid prices of the commons stock for the five trading days preceding the date of conversion. The
                           Warrants have a fixed exercise price.

                  (d)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct
                                    the vote                                                        1,111,956

                           (ii)     Shared power to vote or direct
                                    the vote                                                                0

                           (iii)    Sole power to dispose or direct
                                    the disposition of                                              1,111,956

                           (iv)     Shared power to dispose or direct
                                    the disposition of                                                      0


Item 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  Not Applicable


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable



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Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable


Item 9.   NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable


Item 10.  CERTIFICATION.



          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

                                          November 24, 1998


                                          /s/ Joseph Kelly
                                          ------------------------------------


                                          Name:  Joseph Kelly
                                          Title: Director, GCA Strategic
                                                 Investment Fund Limited



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